Exhibit 99.1
Baldwin Announces Positive Results in Q3 FY2010
Shelton, Conn., — May 13, 2010 — Baldwin Technology Company, Inc. (NYSE Amex: BLD), a global leader in process automation technology for the printing industry, today reported financial results for its fiscal third quarter ended March 31, 2010.
Highlights
Financial
Å	Third quarter EBITDA of $1,271,000 and net income of $133,000

Å	Orders up 19% and sales up 9.5% compared to the third quarter of prior year

Å	Sequential (current quarter versus prior quarter) increase in orders of 6%
Sales & Marketing
Å	Received first combination order of cloth and brush cleaning systems in Belgium

Å	Secured additional retrofit orders in China for combination cloth and brush cleaning systems

Å	Won orders from OEMs and end users for Cobra Spray Dampening systems in China and India
Third Quarter Fiscal 2010 Financial Results
The Company reported net sales of $39.5 million for the third quarter, a 1.9% improvement over net sales of $38.8 million in the previous quarter, and an increase of $3.4 million or 9.5% over net sales of $36.1 million for the third quarter of the prior fiscal year. Currency effects increased sales by $2.3 million, or 6.3% from the same quarter of the prior year.
Net income for the third quarter was $0.1 million or $0.01 per diluted share, compared to a net loss of $13.4 million or $0.88 per diluted share for the comparable quarter of the prior year.
Cash flow from operations in the quarter was ($0.6) million compared to $2.7 million in the third quarter of the prior year.
Orders for the quarter were approximately $36.4 million, compared to $30.5 million in the third quarter of the prior year, an increase of 19%. Backlog as of March 31, 2010 was $30.2 million compared to $33.4 million at December 31, 2009.
Please refer to the schedule following the reported GAAP results which shows a reconciliation of these GAAP results to non-GAAP adjusted results, and the notes below explaining management’s reasons for providing certain non-GAAP financial measures.
Introducing New Consumables
During the next few weeks, Baldwin will be introducing an innovative new line of consumables called CleanPac™ cleaning cloths, for use in either dry or pre-soaked versions for cleaning hands and various items in the pressroom, including blankets, cylinders and other parts of printing presses.

Trade Shows
In a continuation of the “Just Ask” marketing program, Baldwin will be presenting an extensive product portfolio that improves productivity and reduces process costs for the sheet-fed, commercial web, flexo corrugated packaging, newspaper and semi-commercial market sectors at IPEX 2010. This Birmingham U.K. exhibition occurs every four years and will be held this year from May 18 to 25 and draws attendees from around the globe. In March, the Company participated in the Printing South China Exhibition, and in June, Baldwin will be showing products at the Expoprint Latin America 2010 exhibition in Brazil.
Significant Announcements
Å	Baldwin Secures Large Order for Newspaper Press Equipment (May 10, 2010)

Å	Baldwin Wins Additional Retrofit Orders (May 11, 2010)

Å	Baldwin Demonstrates Global Leadership in Process Improvement Technology Driving Press Room Savings at IPEX 2010 (March 10, 2010)
Additional details, copies of these releases and other news are available at www.baldwintech.com .
Comments
President and CEO Karl S. Puehringer said, “Our tight cost controls, as evidenced by continued operating expense reduction, helped return Baldwin to profitability this quarter. We also made solid progress in the execution of our strategy by focusing on opportunities on the installed base, leveraging our technology in emerging countries and further enhancing our business with press room consumables. We received several orders this quarter in China and India for the new Cobra Spray Dampening system, which was developed for production and sale to both OEMs and end users in those local markets. We also secured retrofit orders in China for combination brush and cloth cleaning systems. We are continuing the expansion of our European consumables sales network as we introduce new high performance Prepac® cleaning consumables. Our parts and consumables business has grown and although a recovery in new web press shipments will take longer due to longer lead times, there are first signs of recovery in the sheet fed printing market.”
“Going forward, we are focused on new uses for our technology. I am pleased about an increasing demand for our consumables, primarily driven through our environmentally friendly product offerings and an overall trend in the industry towards shorter runs that require more cleaning. As highlighted above, we are introducing a new consumable, the CleanPac cleaning cloths. We are also pursuing several global projects for supply chain management and standardization and global procurement to reduce material costs. As a market leader, Baldwin offers a complete spectrum of products, related consumables and services through a well established global network in all major markets for print,” Puehringer concluded.
Vice President and CFO John P. Jordan said, “Cash flow from operations during the quarter was slightly less than break even, which was attributable to timing of customer deposits (decreased by $2.5 million). The controllable components of working capital, on the other hand, contributed $0.9 million to operating cash flow.”
“Total debt at March 31, 2010 of $18.7 million is $1.3 million less than at December 31, 2009 and $9.2 million less than at 2009 fiscal year end, resulting primarily from the application of the patent infringement suit settlement proceeds received during the second quarter. The Company has met its EBITDA and liquidity covenants under the Credit Agreement Amendment completed July 31, 2009, but the currency-adjusted net sales for the three months ended April 30, 2010 were less than the amount required under the Agreement. The banks agreed to waive that breach.”
“Operating expenses for the quarter of $11.0 million were $0.6 million lower than third quarter fiscal 2009 operating expenses of $11.6 million after adjusting for a nonrecurring charge in 2009. Excluding the unfavorable currency effect, operating expenses were $1.2 million or 10% lower than prior year adjusted operating expenses. The current year quarter results reflect the full benefit of restructuring and cost reductions that were started during the second and third quarters of fiscal year 2009. Year to date operating expenses were $7.1 million (18%) less than prior year, excluding the unfavorable currency effect and adjusted for a non-recurring charge.”
“The Company is well positioned to leverage its lower cost structure to deliver higher margins from any additional business that should emanate from a recovery when the world’s economies and demand for print equipment recover from the recent economic contraction. We will continue our diligence in managing costs to maintain profitable operations,” Jordan concluded.
Non-GAAP Financial Measures
This release provides GAAP and non-GAAP financial measures. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of a company’s historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statements of income, balance sheets, or statements of cash flows of the Company; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. Pursuant to the requirements of Regulation G, the Company has provided reconciliations of each of the non-GAAP financial measures contained herein to the most directly comparable GAAP financial measures. These non-GAAP measures are provided because management of the Company uses these financials measures as an indicator of business performance in maintaining and evaluating the Company’s on-going financial results and trends. The Company believes that both management and investors benefit from referring to these non-GAAP measures in assessing the performance of the Company’s ongoing operations and liquidity and when planning and forecasting future periods. These non-GAAP measures also facilitate management’s internal comparisons to the Company’s historical operating results and liquidity.
Conference Call and Webcast
The Company will host a conference call to discuss the financial results and business outlook today at 11:00 AM Eastern Standard Time. Call in information is below:
Conference Call Access:
Domestic: 800-619-4043
International: 415-228-5043
Passcode: Baldwin Q3
Rebroadcast Access:
Domestic: 800-925-0173
International: 402-998-0031
An archived webcast of the conference call will also be available on the Company’s web site http://www.baldwintech.com or http://www.investorcalendar.com/IC/CEPage.asp?ID=158393.
Leading the call will be Baldwin President and CEO Karl S. Puehringer and Vice President and CFO John P. Jordan.
About Baldwin
Baldwin Technology Company, Inc. is a leading international supplier of process automation equipment and related consumables for the printing and publishing industries. Baldwin offers its customers a broad range of market-leading technologies, products and systems that enhance the quality of printed products and improve the economic and environmental efficiency of the printing process. Headquartered in Shelton, Connecticut, the Company has operations strategically located in the major print markets and distributes its products via a global sales and service infrastructure. Baldwin’s technology and products include cleaning systems, fluid management and ink control systems, web press protection systems and drying systems and related consumables. For more information, visit http://www.baldwintech.com
A profile for investors can be accessed at www.hawkassociates.com/profile/bld.cfm. An online investor kit including press releases, current price quotes, stock charts and other valuable information for investors is available at http://www.hawkassociates.com.
To receive free e-mail notification of future Baldwin releases, sign up at www.hawkassociates.com/about/alert/.
Cautionary Statement
Certain statements contained in this News Release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding expected revenue, gross margins, operating income (loss), EBITDA, asset impairments, expectations concerning the reductions of costs, the level of customer demand and the ability of the Company to achieve its stated objectives. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward- looking statements. Such factors include, but are not limited to: the severity and length of the current economic downturn, the impact of the economic downturn on the availability of credit for the Company’s customers, the ability of the Company to maintain ongoing compliance with the terms of its amended credit agreement, market acceptance of and demand for the Company’s products and resulting revenue, the ability of the Company to successfully expand into new territories, the ability of the Company to meet its stated financial and operational objectives, the Company’s dependence on its partners (both manufacturing and distribution), and other risks and uncertainties detailed in the Company’s periodic filings with the Securities and Exchange Commission. The words “looking forward,” “looking ahead, “ “believe(s),” “should,” “may,” “expect(s),” “anticipate(s),” “project(s),” “ likely,” “opportunity,” and similar expressions, among others, identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made. The Company undertakes no obligation to update any forward-looking statements contained in this news release.

Baldwin Technology Company, Inc.
Condensed Consolidated Statements of Operations
(Unaudited, in thousands, except per share data)

	Quarter ended March 31,
	2010	2009
Net sales	$39,498	$36,087
Cost of goods sold	27,764	25,816
Inventory reserve adjustment	—	4,250

Gross profit	11,734	6,021
Operating expenses	11,034	12,099
Restructuring	—	4,066
Impairment of goodwill	—	5,658

Operating income (loss)	700	(15,802)
Interest expense, net	426	428
Other expense (income), net	69	311

Income (loss) before income taxes	205	(16,541)
Provision (benefit) for income taxes	72	(3,094)

Net income (loss)	133	(13,447)

Net income (loss) per share — basic	$0.01	$(0.88)

Net income (loss) per share — diluted	$0.01	$(0.88)

Weighted average shares outstanding — basic	15,526	15,344

Weighted average shares outstanding — diluted	15,562	15,344

	Nine Months ended March 31,
	2010	2009
Net sales	$114,423	$138,283
Cost of goods sold	80,611	96,304
Inventory reserve adjustment	—	4,250

Gross profit	33,812	37,729
Operating expenses	34,615	39,996
Restructuring	—	4,747
Impairment of goodwill	—	5,658
Legal settlement income, net of expenses	9,266	—

Operating income (loss)	8,463	(12,672)
Interest expense, net	2,626	1,660
Other expense (income), net	271	(938)

Income (loss) before income taxes	5,566	(13,394)
Provision (benefit) for income taxes	1,951	(1,620)

Net income (loss)	3,615	(11,774)

Net income (loss) per share — basic	$0.23	$(0.77)

Net income (loss) per share — diluted	$0.23	$(0.77)

Weighted average shares outstanding — basic	15,455	15,319

Weighted average shares outstanding — diluted	15,502	15,319

Baldwin Technology Company, Inc.
Condensed Consolidated Balance Sheets
(Unaudited, in thousands)

	March 31,	June 30,
	2010	2009
Assets
Cash and equivalents	$11,762	$13,806
Trade receivables	27,785	29,654
Inventory	20,012	22,765
Prepaid expenses and other	7,306	9,445

Total current assets	66,865	75,670
Property, plant and equipment	5,046	5,592
Intangible assets	30,806	31,918
Other assets	13,671	14,825

Total assets	116,388	128,005

Liabilities
Loans payable	$4,279	$4,153
Current portion of long-term debt	468	3,534
Other current liabilities	34,318	40,601

Total current liabilities	39,065	48,288
Long-term debt	13,991	20,300
Other long-term liabilities	11,214	11,782

Total liabilities	64,270	80,370

Shareholders’ equity	52,118	47,635

Total liabilities and shareholders’ equity	$116,388	$128,005

Baldwin Technology Company, Inc.
Consolidated Statements of Cash Flows
(Unaudited, in thousands)

	For the nine months ended March 31,
	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	3,615	(11,774)
Adjustments to reconcile net income (loss) to net cash
Provided (used) by operating activities:
Depreciation and amortization	1,971	2,216
Gain on legal settlement	(9,266)	—
Proceeds from legal settlement	9,560	—
Restructuring charge	—	4,747
Inventory and accounts receivable charge	—	4,715
Impairment charge	—	5,658
Deferred financing charge	1,183	—
Stock based compensation expense	657	909
Other non cash items	241	(2,566)
Changes in assets and liabilities
Accounts and notes receivable	1,453	14,605
Inventories	2,867	2,799
Customer deposits	(755)	2,252
Accrued compensation	(553)	(3,730)
Payment of restructuring charges	(1,795)	(1,574)
Accounts and notes payable, trade	(3,589)	(12,256)
Other	3,316	(3,237)

Net cash provided by operating activities	8,905	2,764

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions of property, plant and equipment	(366)	(766)
Additions of patents and trademarks	(97)	(955)

Net cash used by investing activities	(463)	(1,721)

CASH FLOWS FROM FINANCING ACTIVITIES:
Debt borrowings (repayments), net	(9,457)	5,191
Payment of debt financing costs	(752)	—
Other financing	(481)	(227)

Net cash (used) provided by financing activities	(10,690)	4,964

Effect of exchange rate changes	204	(592)

Net increase (decrease) in cash and cash equivalents	(2,044)	5,415
Cash and cash equivalents at beginning of period	13,806	9,333

Cash and cash equivalents at end of period	$11,762	$14,748

Baldwin Technology Company, Inc.
Reconciliation of GAAP Results to Adjusted non-GAAP Results
And other non-GAAP financial measures
(Unaudited, in thousands, except per share data)
Quarter ended March 31, 2010

EBITDA Calculation (1)	As Reported
Net income	$133
Add back:
Provision for income taxes	72
Interest, net	426
Depreciation and amortization	640

EBITDA	$1,271

Quarter ended March 31, 2009

	As Reported			As Adjusted
	(GAAP)	Adjustments		(non-GAAP) (1)
Gross profit	$6,021	$(4,250	) (a)	$10,271
Operating (loss)	(15,802)	(14,439	) (b)	(1,363)
(Loss) before income taxes	(16,541)	(14,439)		(2,102)
(Benefit) for income taxes	(3,094)	(2,482)		(612)
Net (loss)	(13,447)	(11,957)		(1,490)
Net (loss) per share:
Basic and Diluted	$(0.88)	$(0.78)		$(0.10)

(a)	Adjustment represents non-routine inventory write-off.

(b)	Adjustment includes restructuring costs of $4,066, impairment of goodwill of $5,658, bad debt write-off of $465 and inventory write-off of $4,250

EBITDA Calculation (1)	As Reported	Adjustments (2)	As Adjusted
Net (loss)	$(13,447)	$(9,040)	$(4,407)
Add back:
(Benefit) for income taxes	(3,094)	(1,333)	(1,761)
Interest, net	428	—	428
Depreciation and amortization	769	—	769

EBITDA	(15,344)	(10,373)	(4,971)

Nine months ended March 31, 2010

	As Reported			As Adjusted
	(GAAP)	Adjustments		(non-GAAP) (1)
Operating income	$8,463	$8,355	(c)	$108
Interest expense, net	2,626	1,183	(d)	1,443
Income (loss) before income taxes	5,566	7,172		(1,606)
Provision for income taxes	1,951	1,883		68
Net income (loss)	3,615	5,289		(1,674)
Net income (loss) per share:
Basic and Diluted	$0.23	$0.34		$(0.11)

(c)	Adjustment represents non-routine charges for special investigation costs of $911 and income associated with a legal settlement, net of expenses, of $9,266.

(d)	Adjustment represents non-routine write-off of debt financing costs.

EBITDA Calculation (1)	As Reported	Adjustments	As Adjusted
Net income (loss)	$3,615	$5,289	$(1,674)
Add back:
Provision for income taxes	1,951	1,883	68
Interest, net	2,626	1,183	1,443
Depreciation and amortization	1,971		1,971

EBITDA	$10,163	$8,355	$1,808

Nine months ended March 31, 2009

	As Reported			As Adjusted
	(GAAP)	Adjustments		(non-GAAP) (1)
Gross profit	$37,729	$(4,250	) (e)	$41,979
Operating (loss) income	(12,672)	(15,120	) (f)	2,448
(Loss) income before income taxes	(13,394)	(15,120)		1,726
(Benefit) provision for income taxes	(1,620)	(2,738)		1,118
Net (loss) income	(11,774)	(12,382)		608
Net (loss) income per share:	$(0.77)	$(0.81)		$0.04

Basic and Diluted

(e)	Adjustment represents non-routine inventory write-off.

(f)	Adjustment includes restructuring costs of $4,747, impairment of goodwill of $5,658, bad debt write-off of $465 and inventory write-off of $4,250.

EBITDA Calculation (1)	As Reported	Adjustments (2)	As Adjusted
Net (loss)	$(11,774)	$(9,040)	$(2,734)
Add back:
(Benefit) for income taxes	(1,620)	(1,333)	(287)
Interest, net	1,660	—	1,660
Depreciation and amortization	2,216	—	2,216

EBITDA	$(9,518)	$(10,373)	$855

Net Debt Calculation (1)	Mar 31, 2010	Dec 31, 2009	Jun 30, 2009
Loans payable	$4,279	$4,297	$4,153
Current portion of long-term debt	468	1,467	3,534
Long-term debt	13,991	14,247	20,300

Total Debt	18,738	20,011	27,987
Cash	11,762	14,321	13,806

Net debt	$6,976	$5,690	$14,181

(1)	Gross Profit, Operating income (loss), Income (loss) before income taxes, Provision (benefit) for income taxes, Net income (loss) and net income (loss) per share, as adjusted, as well as EBITDA (earnings before interest, taxes, depreciation and amortization) and Net Debt are not measures of performance under accounting principles generally accepted in the United States of America (“GAAP”) and should not be considered alternatives for, or in isolation from, the financial information prepared and presented in accordance with GAAP. Baldwin’s management believes that EBITDA, Net Debt and the other non-GAAP measures listed above provide meaningful supplemental information regarding Baldwin’s current financial performance and prospects for the future. Baldwin believes that both management and investors benefit from referring to these non-GAAP measures in assessing the performance of Baldwin’s ongoing operations and liquidity, and when planning and forecasting future periods. These non-GAAP measures also facilitate management’s internal comparisons to Baldwin’s historical operating results and liquidity. Our presentations of these measures, however, may not be comparable to similarly titled measures used by other companies. Refer also to the section entitled “Non-GAAP Financial Measures” above.

(2)	EBITDA adjustments include adjustments relating to inventory reserves, bad debt reserves, impairment of goodwill and related tax effects.
Contacts: Helen P. Oster, Tel: 203 402 1004, email: HPOster@baldwintech.com